

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 10, 2007

J. Lloyd Breedlove
Chief Executive Officer
Telecomm Sales Network, Inc.
116 Morlake Drive, Suite 201
Mooresville, NC 28117

> **Re: Anpath Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed on September 12, 2007**
> **File No. 333-137479**

Dear Mr. Breedlove:

We have reviewed your filing and have the following comments.

General

1.   Please disclose the information set forth in your response to prior comment 1.

Security Ownership of Certain Beneficial Owners and Management, page 35

2.   We note your response to comment 5 in our letter dated May 22, 2007. Please explain why the shares underlying the warrants beneficially held by MV Nanotech Corp. are not included in the shares beneficially owned by Stephen Hoelscher, since MV Nanotech is an affiliate of Mastodon Ventures Inc.

Audit Report, page F-2

3.   Please clarify the first sentence to address the "years then ended."

Balance Sheets, page F-19

4.   Please disclose in the footnotes the components of the 6/30/07 prepaid expenses balance given its materiality to current assets.

Note 10, page F-30

5.   Please disclose how the settlement will be accounted for in the financial statements. The settlement and the causes thereof clearly imply a material change in the estimated value of the

"Trade secrets" asset so the disclosure should specifically address the impact on assumptions used to assess recoverability under SFAS 142.

As appropriate, please amend your registration statement in response to these comments. You may contact Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Lawrence G. Nusbaum, Esq.
        Gusrae, Kaplan, Bruno & Nusbaum PLLC
        120 Wall Street
        New York, NY 10005